Dominion Diamond Corporation Reports Fiscal 2017 First Quarter Results

YELLOWKNIFE, NT (June 8, 2016) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports first quarter 2017 (February through April) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except per share amounts and where	Three months ended	Three months ended
otherwise noted)	Apr 30,	Apr 30,
	2016	2015
Sales	178.3	187.7
Gross Margin	(18.8)	24.1
Profit (loss) before income taxes	(35.9)	8.5
Adjusted EBITDA(1)	54.3	60.8
Free Cash Flow(1)	(90.0)	(93.6)
Earnings (loss) per share (“EPS”)	(0.01)	0.14

1 These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

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Commercial production declared at Misery Main. Changes to the prioritization of mining activities during the quarter allowed for earlier access to Misery Main ore. Commercial production at Misery Main was declared in May, ahead of plan.

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Transitional period at Ekati continues to impact earnings. The transitional period ahead of Misery Main commercial production continued to impact margins at Ekati and resulted in a $19.6 million impairment of available for sale inventory in the period.

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Well positioned for growth. Despite the impact of the transitional period, the Company retains a strong balance sheet for funding payment of a regular dividend and the substantial capital requirements to advance the Lynx, Sable, Jay, and A-21 projects.

•	Expanding development potential. Drilling program at Fox Deep completed in the quarter, with sample results expected in the third quarter.

Commenting on the results, Brendan Bell, Chief Executive Officer stated: “We are very pleased to announce the commencement of commercial production at Misery Main, ahead of schedule. Misery Main will provide significant cash flow and will have a positive contribution on our earnings in the second half of the year. We will also end this transitional period at Ekati with a strong balance sheet. We have determined that we can maintain continuous production at Ekati without starting major construction at Jay this year, and we are incorporating this new construction schedule into our Jay feasibility study, which we expect to release the results of shortly.”

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Profit (Loss) Before Income Tax and Net Income
The Company reported a loss before income taxes of $35.9 million for the quarter and consolidated net loss attributable to shareholders of $1.0 million or $0.01 per share for the quarter. Both measures were impacted by:

•	A lower value product mix at Ekati prior to the initial sale of diamonds recovered from Misery Main later in the fiscal year.

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Inventory impairment in the amount of $19.6 million ($0.15 per share after tax) was recorded on available for sale inventory at the Ekati mine. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory in Q2 fiscal 2017. The impairment resulted from first quarter production having a relatively high proportion of Misery South and Southwest material.

•	The income tax recovery in the quarter was primarily due to foreign exchange rate fluctuations which had a $21.6 million or $0.25 per share impact.

Adjusted EBITDA, Cash flow and Balance Sheet:

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First quarter Adjusted EBITDA of $54.3 million remained positive due to reduced mine operating costs as a result of operational efficiencies and the weakening Canadian dollar in the quarter compared to the prior year. Adjusted EBITDA does not include the impact of significant non-cash costs in the first quarter which impacted gross margins. See “Non-IFRS Measures” below.

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Negative free cash flow generated in the quarter of $90.0 million was due to operating cash flow of $18.0 million, offset against cash capital expenditures of $107.9 million. The first quarter is seasonally the weakest for free cash flow generation for the Company due to payments of taxes, which were $47.3 million in the quarter, and for items that are delivered on the winter road. First quarter capital expenditures include significant investments in the Misery Main and Sable pipes as well as the Jay project at the Ekati Diamond Mine and in the A-21 pipe at the Diavik Diamond Mine.

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The Company has a strong balance sheet with total unrestricted cash resources of $226.5 million, restricted cash of $70.7 million and an undrawn availability of $210.0 million under its corporate revolving credit facility.

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As at April 30, 2016, the Company had approximately 2.2 million carats of rough diamond inventory available for sale with an estimated market value of approximately $167 million. The Company also had approximately 0.4 million carats of rough diamond inventory that was work in progress.

Sales and Diamond market

•	Sales were positively impacted by improved diamond prices from the beginning of the year and a successful tender held in February, which also resulted in a sales mix favouring lower priced diamonds.

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After lowering prices by 5% in the Company’s January sale, in line with the market, prices quickly recovered and ended the first quarter on average approximately 8% higher than they started the fiscal year.

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Market conditions in the rough diamond market during the first quarter improved significantly as inventories were replenished by manufacturers in response to a positive retail season at the end of 2015. Consequently the downward pressures on prices faced last year were reversed which bodes well for more stable market conditions in fiscal 2017. The U.S. jewelry market was at the forefront of demand growth during the period and, despite the impact of uncertain economic growth on sentiment, sales in mainland China remained reasonably steady, conversely the Hong Kong and Macau markets faced considerable headwinds. Other major retail markets were mixed with some more resilient in local currency terms but adversely impacted by the strong U.S. dollar.

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Production, Development and Exploration
Ekati

•	Commercial production for Misery Main was declared in May ahead of plan. Misery Main is the richest ore body on the Ekati property.

•	Initial Misery Main ore will be of a lower grade as a result of dilution from the mining of preceding benches
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The first quarter continued the positive momentum achieved in the fourth quarter performing better than expected on mined tonnage which resulted from strong performance from both underground and open pit operations.

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Carat production in the first quarter was 34% higher versus Q1 fiscal 2016. During the period, the Ekati Diamond Mine recovered 1.1 million carats from 1.0 million tonnes of ore processed (0.8 million carats from 0.9 million tonnes in Q1 fiscal 2016).

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Approximately 0.7 million tonnes of Pigeon ore remained in stockpiles at the end of the first quarter and is expected to be processed throughout the rest of fiscal 2017, permitting greater flexibility in ore blend.

•	During the quarter the Company continued to process significant amounts of low value Misery Satellites material.

•	A drilling program at Fox Deep was completed in the quarter with 925 tonnes of samples recovered. Evaluation of the samples is underway with results expected in Q3 fiscal 2017.

Diavik

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Processing volumes in the first calendar quarter of 2016 were 17% higher than in the same quarter of the prior year due to greater ore availability as a result of higher mining rates and availability of stockpiled ore.

•	Diamonds recovered in the first calendar quarter were 26% higher than in the same quarter of the prior year reflecting higher processing volumes and a higher recovered grade.

•	The development of the A-21 pipe continues to progress according to plan.

Dividend

A final dividend for fiscal 2016 of $0.20 per share was paid on June 2nd. This dividend is an eligible dividend for Canadian income tax purposes.

Guidance

			Depreciation &	Development
Full Year Guidance[1]	Cash Costs of		Amortization in	Capital	Sustaining
(in millions of US dollars)[2]	Production[3]	Cost of Sales	Cost of Sales	Expenditures	Capital
Ekati Diamond Mine (100%)	265	535	215	182	38
Diavik Diamond Mine (40%)	112	240	97	41	17
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The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2016, and the fiscal year ending January 31, 2017, respectively.

[2]	Assuming an average Canadian/US dollar exchange rate of 1.33.
[3]	The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

See “Caution Regarding Forward-Looking Information” in the Company’s 2017 First Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Non-IFRS Measures
The terms Adjusted EBITDA, cash cost of production and free cash flow do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s 2017 First Quarter Management’s Discussion and Analysis for additional information.

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Conference Call and Webcast
Beginning at 8:30AM (ET) on Thursday, June 9, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering passcode 6576367.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Thursday, June 23, 2016, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 6576367.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Jay pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

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About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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